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   FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
------------
                                                        WASHINGTON, D.C. 20549
[_] Check this box if no longer              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    subject to Section 16. Form    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    4 or Form 5 obligations may       Section 17(a) of the Public Utility Holding Company Act of 1935
    continue. See Instructions            or Section 30(f) of the Investment Company Act of 1940
    1(b)
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
1. Name and Address of Reporting Person  2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to Issuer
                                                                                                    (Check all applicable)
   Barnett        Allen        M             AstroPower, Inc.       NASDAQ: APWR
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   (Last)        (First)     (Middle)    3. IRS or Social Security  4. Statement for    X  Director              X  10% Owner
                                                                                       ---                      ---
                                            Number of Reporting        Month/Year       X  Officer              ___ Other
                                                                                       ---
                                            Person (Voluntary)          December, 1999     (give title below)       (specify below)
   c/o AstroPower, Inc.
   Solar Park
----------------------------------------                            ------------------                 President
                  (Street)                                          5. If Amendment,            -----------------------------
                                                                       Date of Original
                                                                       (Month/Year)

   Newark     DE        19716-2000
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   (City)     (State)   (Zip)                   Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security                     2. Trans-  3. Trans-    4. Securities Acquired   5. Amount of   6. Ownership 7. Nature
   (Instr. 3)                               action     action       (A) or Disposed of (D)   Securities     Form:        of Indirect
                                            Date       Code         (Instr, 3, 4 and 5)      Beneficially   Direct (D)   Beneficial
                                            (Month/    (Instr. 8)                            Owned at       or Indirect  Ownership
                                             Day/   -------------------------------------    End of         (I) (Instr.  (Instr. 4)
                                             Year)                                           Month          4)
                                                     Code     V     Amount (A) or  Price     (Instr. 3 & 4)
                                                                           (D)
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  Common Stock                            12/16/99    G              2,000   D
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  Common Stock                            12/6/99     M             21,000   A               1,150,114           I            *
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                                                                                                39,717           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
(Print or Type Responses)                                                                                                     (Over)

* Includes 1,120,114 shares held by a family trust of which Dr. Barnett is a beneficiary, Dr. Barnett disclaims beneficial ownership of the shares held by the Trust except to the extent of his pecuniary interest therein. Also includes 20,000 shares held by Marsha Barnett, wife of Dr. Barnett and 10,000 shares held by Jeffrey Barnett, son of Dr. Barnett. Dr. Barnett disclaims beneficial ownership of the shares held by his wife and son.

FORM 4 (continued)      Table II - Derivative Securities Acquired, Disposed of,
                           or Beneficially Owned (e.g., puts, calls, warrants,
                                 options, convertible securities)

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
1. Title of Derivative Security  2. Conver-        3. Trans-         4. Trans-        5. Number of Deriv-    6. Date Exer-
   (Instr. 3)                       sion or           action            action           ative Securities       cisable and
                                    Exercise          Date              Code             Acquired (A) or        Expiration Date
                                    Price of          (Month/           (Instr. 8)       Disposed of (D)        (Month/Day/
                                    Deri-              Day/                              (Instr. 3, 4, and 5)    Year)
                                    vative             Year)
                                    Security

                                                                                                         ---------------------------

                                                                                                            Date      Expir-
                                                                                                            Exer-     ation
                                                                                                            cisable   Date
                                                                   -----------------------------------
                                                                     Code    V        (A)     (D)
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Common Stock Option                 $ 3.12              12/6/99       M                      21,000




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
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
1. Title of Derivative Security    7. Title and Amount       8. Price          9. Number         10. Owner-        11. Nat-
   (Instr. 3)                          of Underlying            of                of                 ship              ure of
                                        Securities              Deriv-            Deriv-             Form              Indirect
                                       (Instr. 3 and 4)         ative             ative              of De-            Bene-
                                                                Secur-            Secur-             rivative          ficial
                                                                ity               ities              Secu-             Owner-
                                                                (Instr. 5)        Bene-              rity:             ship
                                                                                  ficially           Direct            (Instr. 4)
                                   --------------------                           Owned              (D) or
                                                                                  at End             Indirect
                                            Amount or                             of                 (I)
                                   Title    Number of                             Month              (Instr. 4)
                                             Shares                               (Instr. 4)


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Common Stock Option                  Common   21,000              $ 3.12           626,750               D
                                     Stock


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

Explanation of Responses:
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
** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.                                        /s/ Allen Barnett                         1/7/00
      See 18 U.s.C. 1001 and 15 U.S.C. 78ff(a).                        ------------------------------------     --------
                                                                          **Signature of Reporting Person         Date

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